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April 9, 2007

VIA ELECTRONIC MAIL AND EDGAR

Ms. Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Investors Trust
(File Nos. 033-23512; 811-05629)

Dear Ms. White:

This letter responds to an additional comment provided to Paul Caldarelli on April 9, 2007 regarding the Registrant’s responses to comment no. 11 for Post-Effective Amendment No. 76 to the Registration Statement for ING Investors Trust (“Registrant”).

Comment:

The staff had originally commented that the strategy of the ING Franklin Templeton Founding Strategy Portfolio reflects that the Portfolio will make equal allocations to three specific portfolios. The Staff has requested that we explain how the three portfolios were chosen.

Response:

The Portfolio provides investors with investments in underlying funds that in turn invest in a broad range of portfolio securities, such as stocks and bonds. This type of fund affords investors the opportunity to obtain a diversified investment with a single investment decision. The Registrant does not believe that further disclosure is necessary.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP